                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act Of 1934
                               (Amendment No. 2)*


                                  Ecogen Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  278864 20 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Gianni Manca
                        Piergrossi Villa Manca Graziadei
                                 Studio Legale
                               Via Lombardia, 23
                                   00187 Rome
                                     Italy
                           Telephone: 39-06-42744646
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 1, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 278864 20 2                                               Page 2 of 8
-------------------------------------------------------------------------------
  (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

          Agroinvest Limited
-------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
          (See Instructions)                                        (b)   [ ]
-------------------------------------------------------------------------------
  (3)     SEC Use Only
-------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)
          WC
-------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization
          Channel Islands
-------------------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                    940,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   940,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
-------------------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          940,000
-------------------------------------------------------------------------------
 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [ ]
------------------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          9.42%
-------------------------------------------------------------------------------
 (14)     Type of Reporting Person (See Instructions)
          CO
-------------------------------------------------------------------------------

CUSIP No. 278864 20 2                                               Page 3 of 8
-------------------------------------------------------------------------------
  (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

          Bioinvest Limited
-------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
          (See Instructions)                                        (b)   [ ]
-------------------------------------------------------------------------------
  (3)     SEC Use Only
-------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)
          WC
-------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization
          Channel Islands
-------------------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                    940,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   940,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
-------------------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          940,000
-------------------------------------------------------------------------------
 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [ ]
-------------------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          9.42%
-------------------------------------------------------------------------------
 (14)     Type of Reporting Person (See Instructions)
          CO
-------------------------------------------------------------------------------

CUSIP No. 278864 20 2                                               Page 4 of 8
-------------------------------------------------------------------------------
  (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

          Farlap Asset Management Limited
-------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
          (See Instructions)                                        (b)   [ ]
-------------------------------------------------------------------------------
  (3)     SEC Use Only
-------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)
          OO
-------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization
          Channel Islands
-------------------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                    940,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   940,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
-------------------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          940,000
-------------------------------------------------------------------------------
 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [ ]
-------------------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          9.42%
-------------------------------------------------------------------------------
 (14)     Type of Reporting Person (See Instructions)
          CO
-------------------------------------------------------------------------------

CUSIP No. 278864 20 2                                               Page 5 of 8
-------------------------------------------------------------------------------
  (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only)

          Mrs. Luciana Price
-------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group          (a)   [ ]
          (See Instructions)                                        (b)   [ ]
-------------------------------------------------------------------------------
  (3)     SEC Use Only
-------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)
          OO
-------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                              [ ]
-------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization
          Italy
-------------------------------------------------------------------------------
                       (7)     Sole Voting Power
  Number of                    940,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   940,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
-------------------------------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          940,000
-------------------------------------------------------------------------------
 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [ ]
-------------------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
          9.42%
-------------------------------------------------------------------------------
 (14)     Type of Reporting Person (See Instructions)
          IN
-------------------------------------------------------------------------------

     This Amendment No. 2 amends and supplements the Schedule 13D jointly filed by Agoinvest Limited, Bioinvest Limited, Farlap Asset Management Limited and Mrs. Luciana Price (the "Reporting Persons") on August 11, 1999, as amended by Amendment No. 1 thereto filed August 31, 1999 (the "Schedule 13D") with respect to the common stock, par value $.01 per share (the "Common Stock") of Ecogen Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Bioinvest Limited, through a nominee, purchased 15,000 shares of Common Stock in the market transactions described in Item 5(c) using working capital. Bioinvest Limited has agreed to transfer its entire interest in all 15,000 shares to Agroinvest Limited as a capital contribution.

ITEM 4.   PURPOSE OF TRANSACTION

     The Reporting Persons have changed the plans and proposals with respect to the Issuer and the Common Stock previously disclosed in the Schedule 13D. As a result, the Reporting Persons currently do not intend to acquire any additional Common Stock and they currently do not intend to seek representation on the board of directors of the Issuer. In addition, they currently do not intend to hold any Common Stock with the purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     After the date hereof, the Reporting Persons will make future filings with respect to the Common Stock required by Regulation 13D under the Exchange Act on
Schedule 13G.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)  See Items 11 and 13 on the cover page hereof.

     (b)  See Items 7, 8, 9 and 10 on the cover page hereof.

     (c) Bioinvest Limited, through a nominee, purchased an aggregate of 15,000 shares of Common Stock in the following market transactions:

Date                    Number of Shares     Price per Share
----                    ----------------     ---------------

September 1, 1999       5,000                $3.00

September 2, 1999       2,000                $3.00

September 3, 1999       8,000                $2.9902

Bioinvest Limited has agreed to transfer its entire interest in all 15,000 shares to Agroinvest Limited as a capital contribution.

     (d) The Reporting Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock to which this Schedule 13D relates.

     (e)  N/A

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Bioinvest Limited has agreed to transfer its entire interest in all 15,000 shares of Common Stock described in Item 5(c) hereof to Agroinvest Limited as a capital contribution.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     (a)  Joint Statement Agreement.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 1999

                                           Agroinvest Limited


                                           By: /s/ Luciana Price
                                               ---------------------------
                                               Mrs. Luciana Price
                                               Director


                                           Bioinvest Limited


                                           By: /s/ Luciana Price
                                               ---------------------------
                                               Mrs. Luciana Price
                                               Director


                                           Farlap Asset Management Limited


                                           By: /s/ Luciana Price
                                               ---------------------------
                                               Mrs. Luciana Price
                                               Director

                                           /s/ Luciana Price
                                           -------------------------------
                                           Mrs. Luciana Price

                                                                       EXHIBIT A

                           JOINT STATEMENT AGREEMENT

     Each of the undersigned hereby agrees that this Amendment No. 2 to Schedule 13D relating to the Common Stock of Ecogen Inc. to which this agreement is attached as an exhibit is filed on behalf of such person.

Date: November 18, 1999

                                           Agroinvest Limited


                                           By: /s/ Luciana Price
                                               ---------------------------
                                               Mrs. Luciana Price
                                               Director


                                           Bioinvest Limited


                                           By: /s/ Luciana Price
                                               ---------------------------
                                               Mrs. Luciana Price
                                               Director


                                           Farlap Asset Management Limited


                                           By: /s/ Luciana Price
                                               ---------------------------
                                               Mrs. Luciana Price
                                               Director


                                           /s/ Luciana Price
                                           -------------------------------
                                           Mrs. Luciana Price